SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Press Release

PEGASUS COMMUNITY: A NEW INTEGRATED COMMUNICATIONS NETWORK

Rome, March 22, 2002 – A new integrated video communications circuit, created by "Il Sole 24 Ore-Radiocor Digital Solutions" and So.l.e. (the Enel Group's public and monumental lighting subsidiary) was presented today at Rome's "Leonardo da Vinci" airport.

The network, located both within and outside the airport building, is made up of 120 video-communication systems (full colour and three-colour l.e.d. video screens, flat screens and monitors) that continuously transmit up-to-date, real-time news of current events, politics, the economy, stock market prices, weather, sport, national and local events. The speed of information transfer also makes it possible to quickly run messages of public utility to travelers. The format also includes advertising.

The circuit was presented in the presence of "Aeroporti di Roma" chairman Paolo Savona, So.l.e. chief executive officer Giuseppe Nucci, and the director of "Il Sole 24 Ore-Radiocor Agenzia d'Informazione", Luigi Vianello.

Pegasus-Community, installed for the first time at the two Rome airports - Leonardo da Vinci (Fiumicino) and Giovan Battista Pastine (Ciampino), both managed by Aeroporti di Roma - is a new information medium that enables many travelers to be reached.

The system, based on an innovative design, was created through a patented So.le technology based on high luminosity l.e.d. displays and dedicated, high-speed transmission systems which allow the real-time updating of information formats and advertising through a remote-linked, service center which operates around the clock.

In the format, as agreed with Aeroporti di Roma, particular attention will be given to services for passengers and others transiting the airports. The items of information include: services for disabled persons, lists of objects banned from luggage, bus timetables, taxi prices, check-in times, useful telephone numbers, cultural events and initiatives.

The systems can display moving texts, images and films and allow passengers to use services of the "24 Ore Community" banner, managed by "Il Sole 24 Ore-Radiocor Agenzia d'Informazione".

So.l.e. also plans the creation, by 2003, of video-communication circuits both in other Italian airports and other public and private mass gathering points such as stations, shopping malls, subways, public offices and museums.

Enel

AEM s.p.a. Ambiente Energia Mobilità

Press Release

ENEL SELLS MUNICIPAL ELECTRICITY NETWORK TO AEM OF CREMONA

The agreement includes the transfer of about 2,200 customers to the multi-utility. AEM will also receive the high-voltage network. The value of the transaction is around 9 million euros.

Cremona, March 22, 2002 - Enel and the municipal energy company of Cremona have reached an agreement for the sale to the municipal utility of Enel's urban electricity network. The transaction, of a value of around 9 million euros, was carried out by the municipal utility in accordance with legislative decree no. 79 of March 16, 1999 (the "Bersani Decree").

AEM Cremona will obtain around 2,200 new customers in the zones of Cavatigozzi, Gerre Borghi, Battaglione and Migliaro. The new customers' total annual consumption is around 234 GWh. The agreement also includes the transfer of the high-voltage urban network, as well as the medium- and low-voltage network (around 120 km. in total).

With this transaction, AEM has aggregated the entire distribution system of the Cremona municipal territories, definitively consolidating its role as the area's energy services manager.

WIND

Press Release

Rome, March 26, 2002 – The Annual General Meeting of WIND's shareholders today unanimously approved the statutory financial statements for 2001.

Enel

Press Release

ENEL APPROVES 2001 RESULTS

BOARD APPROVES 1 BILLION EURO BUY-BACK PLAN AND PROPOSES A DIVIDEND OF 36 CENTS (+ 38.5%)

NET INCOME 4,226 MILLION EUROS (+168.7%), REVENUE UP 7.6%, GROSS OPERATING MARGIN UP 3.9%, OPERATING RESULT UP 5.4%

STOCK OPTION PLAN FOR 2002 APPROVED

Roma, March 28, 2002 – The Board of Directors of Enel S.p.A. met today under the chairmanship of Chicco Testa and approved the 2001 results.

WIND and the gas distribution companies acquired during the year, as well as CHI Energy and EGI (U.S. renewable energy companies operating in North and South America) have been wholly consolidated since January 1, 2001.
Infostrada has been wholly consolidated from April 1, 2001, and incorporated with WIND from January 1, 2002. To allow a homogeneous comparison of the results, the 2002 data are presented on a pro-forma basis which takes into account the full integration of WIND for the entire year and of Infostrada (including the effects of the acquisition) for nine months.
All the 2001 data are, therefore, compared with pro-forma data for the preceding year.

The Group's total revenues were 28,781 million euros, an increase of 7.6%.
The gross operating profit (EBITDA) rose 3.9% to 8,536 million euros (8,215 million euros in 2000).
The operating result (EBIT) rose 5.4% to 3,478 million euros, compared with 3,300 million euros in 2000.
Net income was 4,226 million euros, an increase of 168.7% from the 1,573 million euros of the previous year.

Demand for electricity in Italy in 2001 is estimated at 305.4 TWh, an increase of 2.3% compared with the previous year.
Electricity dispatched onto Enel's distribution network totaled 244.8 TWh, an increase of about 3% compared with 2000 (237.7 TWh).
Total volume sold by Enel in 2001 was 205.8 TWh: 170 TWh on the regulated market, a decrease compared with the prior year (201.1 TWh) because of the opening of the

free market which, in Italy, rose to 78.4 TWh (+70.1%), of which Enel garnered 26.9 TWh (+28%).

Revenues, at 28,781 million euros, registered an increase of 7.6%, mainly as a result of greater WIND/Infostrada revenues (+58%) and the contribution of new activities, including those of the gas, fuel trading and engineering fields.

The gross operating margin (EBITDA) came to 8,536 million euros, an increase of 3.9%. This was thanks to great improvements in efficiency and to cost reductions, the improvement of the mix of electricity sales, as well as the contribution of new activities. For the first time, the telecommunications component brought a positive contribution of 28 million euros, compared with a negative 527 million euros in 2000.

The operating result (EBIT) came to 3,478 million euros (an increase of 5.4%) even with higher amortization and provisions of 143 million euros in relation to the substantial investments in the telecommunications field for the construction and development of the network.
The operating result also incorporates the effect of the amortization (420 million euros) of goodwill deriving from the acquisition of Infostrada and other activities.

Net income was 4,226 million euros, an increase of 168.7% compared with the 1,573 million euros of 2000, benefiting, among other things, also from the capital gains deriving from the sale of Elettrogen, generating activities in Valle D'Aosta and of the metropolitan networks of Rome and Turin.
Without taking the capital gains from the sales into account, net income would have been 1,881 million euros (+12% compared with 2000).
The tax rate fell significantly during the year, from 49.8% to 14.1%, thanks to the lower tax rate applicable to capital gains from asset sales, the reversal of deferred tax provisions on reserves of accelerated depreciation, and benefits stemming from the application of the "Tremonti-*bis*" law.

The Group headcount at the end of 2001, without considering WIND/Infostrada, stood at 64,233, a fall of 11.6% compared with 72,647 at the end of December, 2000.
This difference is the result of 6,864 terminations and 3,266 transfers linked to asset sales, and 837 new hires and 879 hires through acquisitions.
WIND/Infostrada employees numbered 8,428 at the end of 2001 compared with 8,521 at the end of 2000. The total number of Group employees at the end of 2001, therefore, stood at 72,661.

Total net assets at the end of 2001 stood at 21,109 million euros (18,499 million euros at the end of 2000) and net financial debt was 21,930 million euros, compared with 24,426 million euros on December 31, 2000.
The debt/equity ratio at the end of the period was 1.04 (1.32 at the end of 2000).

Enel S.p.A. - Revenue for the period, made up mainly of the sales to Group companies, was 3,978 million euros, compared with 9,808 million euros in 2000, because of the gradual reduction of operations activities.
During the period, dividends received and relative tax credits totaled 3,387 million euros. These refer to profits achieved by the controlled companies during 2000 and those advanced from 2001. The net income was 3,578 million euros.
The Parent Company's shareholders' equity at the end of the period amounted to 13,350 million euros. Net financial debt was 7,820 million euros.

The Board of Directors called a Shareholders' Meeting for May 24, 2002, with a second call for May 25, 2002, at which it will propose the distribution of a dividend of 0.36 euros per share, an increase of 38.5% compared with the 2000 dividend (0.26 euros per share, after the reverse stock split). The Board of Directors has proposed June 24, 2002 as the ex-dividend date and June 27, 2002 as the dividend payment date (to which an ordinary tax credit of 56.25% will be attributed).
The Board of Directors will also ask Shareholders' approval, for a period of 18 months from the date of Shareholders' resolution, to buy a maximum of 155 million Enel shares (amounting to about 2.55% of the company's share capital) on the on-line stock exchange, according to procedures arranged with Borsa Italiana S.p.A., through the use of available reserves for an amount no greater than 1 billion euros. The minimum payment price will be the nominal value of the shares (1 euro), while the maximum cannot be more than 5% higher than the market reference price on the stock market trading day preceding each single acquisition.
Finally, the Shareholders' Meeting has been called to resolve with regard to the renewal of the Board of Directors and the appointment of the External Auditors; the appointment of KPMG S.p.A. will be proposed to Shareholders, in view of the expiration of the current Auditor's appointment.

The reclassified tables of the consolidated income statement and balance sheet of the Enel Group and the Parent Company, Enel S.p.A., are attached and it should be noted that these tables (the parts regarding 2001) and the related notes have been delivered to the Board of Statutory Auditors and the External Auditor for the relevant evaluations.

A conference call with analysts will be held at 5:30 p.m. (Italian time). Support material will be available at www.enel.it/investor relations.

The Board also approved the 2002 stock-option plan and the regulations for its implementation, in accordance with the mandate given at the Extraordinary Shareholders' Meeting of May 25, 2001.
According to the plan, executives selected by the Board of Directors are assigned personal options regarding the subscription of a corresponding number of newly issued Enel ordinary shares.
Specifically, the Board of Directors approved today the allocation of 39,245,000 options for the benefit of around 380 Group executives, including Enel's Chief Executive Officer, in his capacity as General Manager.
The plan states that the options - once the conditions for their exercise have materialized - may be exercised to the extent of 30% from 2003, a further 30% from 2004 and the remaining 40% from 2005. In any case, the options may not be exercised after December 31, 2007.
The exercise of the options is conditional upon the achievement of performance targets established by the Board of Directors.
Specifically, the plan establishes that all options allotted may be exercised whenever, during the course of 2002, the EBITDA rises above a reference value and Enel's stock market performance is higher – according to the criteria indicated in the regulations - than that of a specific reference index (50% MIBTEL, 50% FTSE Electricity Index).
In the event that even one of the aforesaid objectives is not met, all the allotted options automatically lapse.
The strike price has been set as the arithmetical average of the stock market reference prices for Enel shares for the period from February 28 to March 28, 2002.

ENEL GROUP - Income Statement 2001

Millions of euros	2001	(%)	2000 pro-forma	(%)	2001-2000	(%)	2000	(%)
Revenue:								
- Electricity sales and CCSE contribution	21,660	75.3	22,556	84.3	(896)	(4.0)	22,564	89.9
- Telecommunications services	2,817	9.7	1,778	6.6	1,039	58.4		0.0
- Other revenue	4,304	15.0	2,426	9.1	1,878	77.4	2,545	10.1
Total revenue	**28,781**	**100.0**	**26,760**	**100.0**	**2,021**	**7.6**	**25,109**	**100.0**
Operating costs:								
- Cost of labor	3,722	12.9	3,786	14.1	(64)	(1.7)	3,531	14.1
- Cost of fuel	5,249	18.2	5,644	21.1	(395)	(7.0)	5,644	22.5
- Electricity from third parties	3,649	12.7	4,373	16.3	(724)	(16.6)	4,373	17.4
- Interconnection and roaming	1,424	4.9	1,027	3.8	397	38.7		0.0
- Services and use of third-party goods	4,209	14.6	2,949	11.0	1,260	42.7	2,453	9.8
- Fuel for *trading* and gas for distribution	1,005	3.5	122	0.5	883		122	0.5
- Materials	1,344	4.7	1,048	3.9	296	28.2	726	2.9
- Other costs	577	2.0	525	2.0	52	9.9	392	1.6
- Capitalized costs	(934)	(3.2)	(929)	(3.5)	(5)	(0.5)	(878)	(3.5)
Total operating costs	**20,245**	**70.3**	**18,545**	**69.2**	**1,700**	**9.2**	**16,363**	**65.2**
GROSS OPERATING MARGIN	**8,536**	**29.7**	**8,215**	**30.8**	**321**	**3.9**	**8,746**	**34.8**
Amortization and provisions:								
- Technical-economic amortization	4,459	15.5	4,298	16.1	161	3.7	3,459	13.8
- Provisions and write-downs	599	2.1	617	2.3	(18)	(2.9)	534	2.1
Total amortization and provisions	**5,058**	**17.6**	**4,915**	**18.4**	**143**	**2.9**	**3,993**	**15.9**
OPERATING RESULT	**3,478**	**12.1**	**3,300**	**12.4**	**178**	**5.4**	**4,753**	**18.9**
- Net financial income (charges)	(1,110)	(3.9)	(985)	(3.7)	(125)	(12.7)	(648)	(2.6)
- Financial write-downs	(85)	(0.3)	(38)	(0.1)	(47)	(123.7)	(458)	(1.8)
RESULT BEFORE EXTRAORDINARIES AND TAXES	**2,283**	**7.9**	**2,277**	**8.6**	**6**	**0.3**	**3,647**	**14.5**
- Net extraordinary income (charges)	2,318	8.1	178	0.7	2,140		192	0.8
PRETAX RESULT	**4,601**	**16.0**	**2,455**	**9.3**	**2,146**	**87.4**	**3,839**	**15.3**
- Taxation of the results of the period	649	2.3	1,222	4.6	(573)	(46.9)	1,649	6.6
GROUP AND MINORITY NET INCOME	**3,952**	**13.7**	**1,233**	**4.7**	**2,719**	**220.5**	**2,190**	**8.7**
- Minority interests	274	1.0	340	1.3	(66)	(19.4)	(2)	0.0
GROUP NET INCOME	**4,226**	**14.7**	**1,573**	**6.0**	**2,653**	**168.7**	**2,188**	**8.7**

Enel

ENEL GROUP – Balance Sheet 2001

Millions of euros

	as of 12.31.2001	as of 12.31.2000 pro-forma	Change	as of 12.31.2000
Net fixed assets:				
- Tangibile and intangibile assets	48,917	50,971	(2,054)	38,067
- Financial assets	1,399	695	704	1,465
Total	**50,316**	**51,666**	**(1,350)**	**39,532**
Net working capital:				
- Customers	6,863	4,444	2,419	3,709
- Inventories	1,932	1,708	224	1,651
- Other assets and net CCSE	870	2,792	(1,922)	2,723
- Suppliers	(6,176)	(6,107)	(69)	(4,538)
- Net tax liability	(995)	(196)	(799)	(239)
- Other liabilities	(5,619)	(5,336)	(283)	(4,866)
Total	**(3,125)**	**(2,695)**	**(430)**	**(1,560)**
Gross invested capital	**47,191**	**48,971**	**(1,780)**	**37,972**
Miscellaneous funds:				
- Employee termination fund	(1,418)	(1,557)	139	(1,525)
- Supplementary pension fund	(430)	(414)	(16)	(413)
- Net deferred taxation fund	(1,219)	(2,862)	1,643	(3,152)
- Other funds	(1,085)	(1,213)	128	(1,170)
Total	**(4,152)**	**(6,046)**	**1,894**	**(6,260)**
Net invested capital	**43,039**	**42,925**	**114**	**31,712**
Shareholders' equity	20,966	18,312	2,654	18,312
Third-party shareholders' equity	143	187	(44)	17
Total shareholders' equity	**21,109**	**18,499**	**2,610**	**18,329**
Total net debt	**21,930**	**24,426**	**(2,496)**	**13,383**
TOTAL	**43,039**	**42,925**	**114**	**31,712**

ENEL S.p.A. – Income Statement 2001

Millions of euros

INCOME STATEMENT	2001	2000	2001-2000
Revenue:			
- Sales to Group companies	3,542.1	5,850.8	(2,308.8)
- Contributions from CCSE	-	3,490.6	(3,490.6)
- Other revenue from Group companies	303.7	362.0	(58.2)
- Other revenue	131.8	104.3	27.5
Total revenue	**3,977.6**	**9,807.7**	**(5,830.1)**
Operating costs:			
- Cost of labor	56.6	116.4	(59.8)
- Fuel purchases	2,267.5	4.522.3	(2,254.8)
- Purchases of electricity	868.0	4,308.5	(3,440.5)
- Services and use of third-party goods	239.0	196.4	42.6
- Other costs	108.7	69.5	39.1
Total operating costs	**3,539.8**	**9,213.2**	**(5,673.4)**
GROSS OPERATING MARGIN	**437.8**	**594.6**	**(156.8)**
Amortization and provisions	104.2	110.0	(5.8)
OPERATING RESULT	**333.6**	**484.6**	**(150.9)**
- Income from shareholdings	3,386.9	820.0	2,566.9
- Write-down of shareholdings	(1,380.5)	(826.7)	(553.9)
- Net financial income (charges)	(384.6)	(335.4)	(49.2)
- Net extraordinary income (charges)	3,005.6	279.2	2,726.3
PRETAX INCOME	**4,961.0**	**421.8**	**4,539.2**
Taxation for the period	1,382.6	195.8	1,186.8
NET INCOME FOR THE PERIOD	**3,578.4**	**225.9**	**3,352.5**

ENEL S.p.A. – Balance sheet 2001

Millions of euros

BALANCE SHEET	2001	2000	2001-2000
Net fixed assets:			
- tangible and intangible	25.0	56.3	(31.3)
- Financial	21,183.5	18,977.8	2,205.8
Total	**21,208.5**	**19,034.1**	**2,174.4**
Net working capital:			
- Customers	23.1	25.1	(2.0)
- Inventories	0.6	5.4	(4.8)
- Net credits towards CCSE	0.8	1,424.0	(1,423.2)
- Other assets	630.9	747.7	(116.8)
- Net credits towards subsidiaries and affiliated companies	49.7	391.7	(342.1)
- Net tax credits	302.5	762.4	(459.9)
- Suppliers	(662.6)	(2,237.5)	1,574.9
- Other liabilities	(229.8)	(576.6)	346.8
Total	**115.2**	**542.3**	**(427.2)**
Gross invested capital	**21,323.7**	**19,576.4**	**1,747.3**
Miscellaneous funds	(154.1)	(242.2)	88.1
Net invested capital	**21,169.6**	**19,334.2**	**1,835.4**
Shareholders' equity	13,349.9	11,349.6	2,000.3
Total financial debt	7,819.7	7,984.6	(164.9)
Total	**21,169.6**	**19,334.2**	**1,835.4**

Enel

2001 Consolidated Results

March 28th, 2002

2001 Results at a Glance

Income Statement

	2001			2000			% Change
	Total[1]	"Perimeter 2000"	Telecom[2]	Total Proforma[1]	"Perimeter 2000"	Telecom Proforma [2]	Total
Revenues	28,781	26,088	3,176	26,760	25,109	2,136	7.6%
Operating Costs	20,245	17,563	3,148	18,545	16,363	2,663	9.2%
Of which:							
Personnel Costs	3,722	3,425	297	3,786	3,531	255	-1.7%
EBITDA	8,536	8,525	28	8,215	8,746	-527	3.9%
% of Revenues	*30%*[3]	*33%*	*1%*	*31%*	*35%*	*-25%*	
Telecom Goodwill	420	-	-	401	-	-	
EBIT	3,478	4,732	-817	3,300	4,753	-1,052	5.4%
% of Revenues	*12%*	18%	*-26%*	*12%*	*19%*	*-49%*	
EBT	4,601	6,122	-1,212	2,455	3,839	-1,129	87.4%
Net Income	4,226	4,798	-863	1,573	2,188	-1,063	168.7%
% of Revenues	*15%*	*18%*	nm	*6%*	*9%*	nm	

All figures in Euro mn, unless otherwise stated
(1) Includes WIND for the period Jan-Dec; Infostrada for the period April-Dec.
(2) Gross of intercompany elisions and net of Enel Investment Holding B.V. figures
(3) Margin restated to exclude the effect of increased fuel price and pass-through cost introduced in 2001 regulation equals to 32%

Enel

- 15 -

2001 Results at a Glance

Balance Sheet

Rebalancing Capital Structure

	December 31, 2001			December 31, 2000			% Change
	Total	"Perimeter 2000"	Telecom[1]	Total Proforma	"Perimeter 2000"	Telecom Proforma[1]	Total
Net Financial Debt	21,930	8,698	5,317	24,426	13,383	3,660	-10.0%
Infostrada			*7,915*			*7,383*	+7.2%
Shareholders' Equity	21,109	21,593	336	18,499	18,329	533	14.0%
Leverage	1.04x			1.32x			-0.28x
Net Capital Employed	43,040	30,291	5,653	42,925	31,712	4,193	+0.3%

All figures in Euro mn; unless otherwise stated
(1) Net of goodwill and Enel Investment Holding B.V. figures

Enel

- 16 -

Consolidated Revenue Growth

Telecom Business & Other Activities Boosting Revenues



Total Revenues
26,760
28,781
+7.6%
+58.4%
Telecom(1)
1,778
2,817
Subtotal
24,982
25,964
+3.9%
Other Revenues
Electricity Revenues(2)
22,556
21,660
2000 Proforma
2001

	Euro
Enel FTL	731mn
Enel Power	536mn
Gas	423mn
Dispatching	1,155mn
Connection Fees	591mn
Reversal of Stranded Costs	117mn
Other Revenues	751mn

All figures in Euro mn, net of intercompany elisions
(1) Include WIND figures for the period Jan-Dec and Infostrada figures for the period April-Dec.
(2) Including Equalization Fund

Enel

- 17 -

Electricity Revenue Analysis


22,556
-2,005
+34
+695
+894
-514
21,660
2000 Revenues(1)
Δ Fixed Tariffs
Δ Fuel Tariff Component
Free Market
Impact of "Penale Idro"
Other(2)
2001 Revenues(1)

All figures in Euro mn
(1) Revenues including CCSE reimbursements
(2) Mainly CCSE reimbursement on energy purchased from other national producers

Enel

Operational Data

	2001		2000		% Change	
	Enel	**Total**(1)	**Enel**	**Total**(1)	**Enel**	**Total**
Total Demand	222.0	305.4	238.7	298.5	-7.0%	2.3%
Losses	-16.1	-19.7	-16.7	-19.2	-3.0%	2.6%
Total Volumes Sold	205.9	285.7	222.0	279.3	-7.3%	2.3%
Of which:						
Regulated Market	179.0	207.3	201.1	233.2	-11.0%	-11.1%
High Voltage	*20.2*		*27.2*		-25.7%	
Medium Voltage	*54.0*		*70.6*		-23.5%	
Low Voltage	*104.8*		*103.3*		1.5%	
Free Market	26.9	78.4	21.0	46.1	28.1%	70.1%
High Voltage	*16.7*		*16.1*		3.7%	
Medium Voltage	*10.1*		*4.9*		106.1%	
Low Voltage	*0.1*		-	-		
Total Energy Dispatched	244.9	285.7	237.7	279.3	3.0%	

All figures in TWh
(1) Enel's estimates

-19-

Enel

Operational Data - Cont'd

	2001		2000		% Change	
	Enel	Total[1]	Enel	Total[1]	Enel	Total
Net Energy Production	169.1	266.5	182.5	263.3	-7.4%	1.2%
Of which:						
Thermal	*128.3*		*141.4*		-9.2%	
Hydroelectric	*36.5*		*36.7*		-0.5%	
Geothermal & Other	*4.3*		*4.4*		-2.3%	
Imports	25.1	48.4	25.1	44.3	-0.1%	9.1%
Purchase of Energy[2]	37.3		40.1		-7.0%	
Pumping	-9.4	-9.4	-9.1	-9.1	4.2%	3.3%
Total Demand	222.0	305.4	238.7	298.5	-7.0%	2.3%

All figures in TWh
(1) Enel's estimates
(2) Net of direct sales of producers

Enel

-20-

COGS Analysis



+9.2%
18,545
20,245
3,786
525
122
1,027
3,997
4,373
5,644
3,722
1,005
1,424
5,553
3,649
5,249
Personnel
Other
Gas for Distribution +
Fuel for Trading
Interconnections &
Roaming
External Costs
Purchase of Energy
Cost of Fuel
2000 Proforma
2001

Headcount:

	2000	2001
	-10.5%	
Period-end	81,168	72,661

Euro mn	2001
Perimeter 2000	3,425mn (-106mn)
Telecom	297mn (+42mn)

- EnelPower + Euro 406mn
- Telecom + Euro 110mn
- Dispatching + Euro 155mn
- 75% recapture of *Penale Idro* + Euro 638mn
- Δ Perimeter + Euro 110mn
- Other + Euro 137mn

-12-

All figures in Euro mn
Total COGS are net of capitalised costs

Enel

EBITDA Drivers



+321
8,746
8,215
With
Telecom
(770)
+727
+364
8,536
2000 EBITDA(1)
Regulatory Changes
Business Dynamics
Non-Recurring Items
2001 EBITDA

All figures in Euro mn
(1) Pro forma, with full consolidation of WIND and Infostrada

Enel

- 22 -

Selected Business Trends

	2001	2000	% Change
	Total	**Total Proforma**	**Total**
EBITDA	8,536	8,215	3.9%
- D&A(1)	5,058	4,915	2.9%
- Goodwill Amortisation	420	401	4.7%
EBIT	3,478	3,300	5.4%
- Net Financial Expenses	1,195	1,023	16.8%
- Extraordinary Items	2,318	178	
EBT	4,601	2,455	87.4%
- Taxes	649	1,222	-46.9%
- Minorities	274	340	-19.4%
Net Profit	4,226	1,573	168.7%
Net Profit Adjusted(2)	1,464	-	
EPS(3)	0.70	0.26	-
EPS Adjusted(2)(3)	0.24	-	-
ROACE(4)	8.1%	7.7%	-0.4x
ROE(5)	21.5%	8.6%	12.9x

All figures in Euro mn, unless data per share in Euro
(1) Including provisions
(2) Net of after-tax Extraordinary Items coming from disposals and other extraordinary items
(3) N. Shares: 6,063,075,189
(4) Calculated over net average capital employed
(5) Calculated over shareholders' equity

Enel

-23-

Gas Business: 2001 Results

-34-

Gas 2001 Profit and Losses Statement

(Euro million)



595
(494)
100
(45)
55
600
500
400
300
200
100
0
Revenues
Costs
Gas Margin
Operating Costs(1)
EBITDA

(1) Net of connections and other revenues

2001 bcm Sold to Third Parties



Distribution 49%
Trade 15%
FTL 36%

Distribution	**1.09 bcm**
Trade	**0.34 bcm**
FTL	**0.81 bcm**
Total	**2.24 bcm**

Enel

Created Second Telecom Operator in Italy

Market Share →
- Fixed (excluding TI): 66%
- Fixed (including TI): 17%
- Mobile: 16%

Net Adds →
- Fixed: 62%
- Mobile: 34%

Total Clients →
- Fixed: 7.0mn
- Mobile: 7.9mn
- Internet: 9.0mn

Pageviews →
- WIND/Infostrada: 6.1bn

Balanced Customers Mix →



Fixed 29%
Mobile 33%
Internet 38%



Revenues
+48.7%
2,136
3,176
2000(1)
2001
EBITDA
2000(1)
2001
28
-527
Net Loss
2000(1)
2001
-1,063
-863

- **EBITDA Positive in 2001 (Euro 28mn)**
- **Balanced Customer Mix**

Financials do not include Enel Investment Holding BV

(1) Proforma including WIND for the period Jan-Dec; Infostrada for the period April-Dec.

-25-

Proposals for Annual Shareholder Meeting

-26-

Dividends

	2002 (on net profit 2001)	2001 (on net profit 2000)
Dividends	Euro 2,183mn	Euro 1,578mn
Pay-Out Ratio	52%	72%
N. of shares	6,063,075,189	
DPS	0.36	0.26

Share Buy-Back Program

Size	• Up to Euro 1 billion , 155 million shares
Timing & Conditions	• 18 months program after AGM approval • At market price
Rationale	• Support stock price • Increase EPS

Enel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: April 2, 2002